Exhibit 99.1

MOGU Inc. Announces US$10 Million Share Repurchase Program

HANGZHOU, China, August 27, 2021 — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading KOL-driven online fashion and lifestyle destination in China, today announced that its board of directors has authorized a new share repurchase program, where the Company is authorized to repurchase up to US$10 million of its shares, effective until August 26, 2022. The Company expects to fund the repurchases under this program with its existing cash balance.

“The announcement of this new repurchase program reflects our continued confidence in our long-term business growth prospects,” commented Mr. Shark Chen Qi, Chairman and Chief Executive Officer of MOGU. “As we have successfully transformed the business to becoming a pure-play Live Video Broadcasting e-commerce company, we are now in a stronger capacity to effectively service both our brand partners and KOL’s moving forward. We have a positive outlook on the future of the business, and believe that our strategy and strong execution capabilities will continue to create long-term shareholder value.”

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For more information on MOGU, please visit: http://ir.mogu-inc.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. MOGU may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and MOGU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

+86-571-8530-8201

ir@mogu.com

Christensen

In China

Mr. Eric Yuan

+86-10-5900-1548

eyuan@christensenir.com

In the United States

Ms. Linda Bergkamp

+1-480-614-3004

lbergkamp@christensenir.com